Filed by Celgene Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Abraxis BioScience, Inc.
Commission File No.: 001-33657

The following is an excerpt of the presentation relating to an analyst conference call held on July 29, 2010 in connection with the announcement by Celgene Corporation (“Celgene”) of its 2010 second quarter operating and financial results that included certain updates regarding its proposed acquisition of Abraxis BioScience, Inc. (“Abraxis BioScience”).

Forward-Looking Statements

This material contains certain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under Celgene’s control. The Celgene’s actual results, performance, or achievements could be materially different from those projected by these forward-looking statements. The factors that could cause actual results, performance, or achievements to differ from the forward-looking statements include the risk that the acquisition of Abraxis BioScience may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected benefits from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that Celgene’s and Abraxis BioScience’s businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); and other risks that are discussed in Celgene’s filings with the Securities and Exchange Commission (“SEC”), such as Celgene’s Form 10-K, 10-Q and 8-K reports and in Abraxis BioScience’s filings with the SEC, such as its Form 10-K, 10-Q and 8-K reports. Given these risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements.

Participants in Solicitations

Celgene, Abraxis Bioscience and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of Abraxis Bioscience in connection with the merger. Information regarding Celgene’s directors and officers is available in Celgene’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders and Celgene’s 2009 Annual Report on Form 10-K, which were filed with the SEC on April 30, 2010 and February 18, 2010, respectively. Information regarding Abraxis Bioscience’s directors and executive officers is available in Abraxis Bioscience’s proxy statement on Schedule 14A for its 2009 annual meeting of stockholders and Abraxis’ 2009 Annual Report on Form 10-K, which were filed with the SEC on October 30, 2009 and March 12, 2010, respectively. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.

Additional Information about the Transaction and Where to Find It

This material shall not constitute an offer of any securities for sale. The acquisition will be submitted to Abraxis Bioscience’s stockholders for their consideration. In connection with the acquisition, Celgene and Abraxis Bioscience have filed a registration statement on Form S-4 and a preliminary proxy statement/prospectus with the SEC on July 29, 2010 and intend to file other relevant materials with the SEC, including amendments and supplements to such registration statement and preliminary proxy statement/prospectus and other relevant documents concerning the merger. Investors and stockholders of Celgene and Abraxis Bioscience are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Celgene, Abraxis Bioscience and the merger.

Stockholders of Celgene and Abraxis Bioscience can obtain more information about the proposed transaction by reviewing the Form 8-K to be filed by Celgene and Abraxis Bioscience in connection with the announcement of the entry into the merger agreement, and any other relevant documents filed with the SEC when they become available. The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Celgene and Abraxis Bioscience with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Celgene Corporation, 86 Morris Avenue, Summit, New Jersey, 07901, Attention: Investor Relations, or Abraxis Bioscience Inc., 11755 Wilshire Blvd., Los Angeles, CA, 90025, Attention: Investor Relations. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Q2 2010 Conference Call July 29, 2010

Forward-Looking Statements and Non-GAAP Financial Information The discussions during this conference call and presentation will include forward-looking statements. All such forward-looking statements exclude the effects of the proposed acquisition of Abraxis BioScience, unless noted. Celgene's actual results, performance, or achievements could be materially different from those projected by these forward-looking statements. The factors that could cause actual results, performance, or achievements to differ from the forward-looking statements are discussed in Celgene's filings with the Securities and Exchange Commission, such as Celgene's Form 10-K, 10-Q and 8-K reports. Given these risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements. Also, the discussions during this conference call and presentation will include certain non-GAAP financial measures. Non-GAAP financial measures provide investors and management with supplemental measures of operating performance and trends that facilitate comparisons between periods before and after certain items that would not otherwise be apparent on a GAAP basis. Reconciliations of these non-GAAP financial measures to the most comparable GAAP measures are available as part of Celgene's earnings releases on Celgene's website at www.celgene.com in the "Investor Relations" section.

Strategically Positioned for Growth Record Financial Results Agreement to Acquire Abraxis BioScience Clinical Data Flow from ASCO, EHA and IMW MM-015 IFM 2005-02 CALGB 100104 REVLIMID(r) Japan Multiple Myeloma Approval & Launch Advancing More Than 20 Phase III and Pivotal Programs Significant Progress in Pre-clinical and Early-stage Pipeline Unwavering Commitment To Deliver Sustainable Long-term Growth Through Innovation

2010 Financial Outlook Update1 REVLIMID(r) global revenue targeting a range of $2.30 to $2.35 billion Total revenue targeting a range of $3.40 to $3.45 billion Non-GAAP diluted earnings per share targeting a range of $2.65 to $2.70 Includes ~ $0.05 dilution from proposed acquisition of Abraxis BioScience in Q4 1) Excludes effects of proposed acquisition of Abraxis BioScience, unless noted

Q2 2010 Business Review Strong Financial Results Global REVLIMID(r) sales up 48% Y/Y and 11% Q/Q to $587 million Global VIDAZA(r) sales increased 43% Y/Y and 10% Q/Q to $132 million Executing Myeloma Filing Strategies Japan approval and reimbursement achieved EMA NDMM filing planned 2H 2010, followed by U.S. Advanced Key Programs and Pipeline Development Initiated Apremilast Phase III trial in Psoriatic Arthritis Initiated DLC-001 Phase II/III study in Diffuse Large B-Cell Lymphoma Initiated REN-001 Phase II trial of ACE-011 in Renal Anemia Initiated Phase I trial of TORKi CC-223 Signed Definitive Merger Agreement to Acquire Abraxis BioScience

Abraxis BioScience ABRAXANE(r) Approved by FDA and EMA for Second-line Use in Metastatic Breast Cancer Clinical Data at ASCO and AACR 1st Line Non-Small Cell Lung Cancer 1st Line Pancreatic Cancer Hart-Scott-Rodino Submission Filed July 14, 2010 Form S-4 Filed July 29, 2010 Closing Expected Q3/Q4 2010

Strategically Positioned to Optimize Global Potential Leveraging Global Operations Global expansion Market share gains Duration gains Product value proposition Advancing More Than 20 Late-stage Pivotal Phase III Trials Maximizing Clinical and Commercial Potential of Deep and Diverse Pipeline Hematology/Oncology: potential for five to ten new indications by 2015 I&I: Three to four new products and up to 6 new indications by 2015 Discovery: Four INDs filed within next 24 months Pending Closure of Abraxis Acquisition; Opportunity to Broaden and Strengthen Our Business